UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05046100

February 28, 2005

Susan H. Easton
Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2005

Re: Peabody Energy Corporation
Incoming letter dated January 10, 2005

Dear Ms. Easton:

This is in response to your letter dated January 10, 2005 concerning the shareholder proposal submitted to Peabody Energy by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: William B. Patterson
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

Susan H. Easton
Direct: (314) 259-2589
sheaston@bryancave.com

January 10, 2005

Bryan Cave LLP
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Suite 3600
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Tel (314) 259-2000
Fax (314) 259-2020
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SECURITIES EXCHANGE OF 1934
RULE 14A-8

BY HAND

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Peabody Energy Corporation - Request for No-Action Letter Regarding Exclusion of Shareholder Proposal Submitted by the AFL-CIO Reserve Fund

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, Peabody Energy Corporation, a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders (collectively the "Proxy Materials") a proposal (the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent"). The Proposal urges "the Board of Directors to take necessary steps, in compliance with state law, to declassify the Board for the purposes of director elections." The Proposal goes on the state that "[t]he Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected."

The cover letter and proposal received from the Proponent are attached hereto as Exhibit A and other correspondence with the Proponent is attached hereto as Exhibit B. Enclosed are six (6) copies of this letter as well as six (6) copies of the exhibits attached hereto. The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its Proxy Materials.

The Company intends to begin distribution of its Proxy Materials on or after March 31, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission.

I. Background – Reasons for Company Opposition

The Company objects to the Proposal because it relates to the election of directors, as discussed below in Section II.

In addition to the Company's primary objections, the Company disagrees with the Proponent's basic premise that classified boards are harmful to shareholders' interests. Consequently, the Company wishes to explain that it is opposed to the Proposal because it threatens to undermine the power of the Board to govern in an unobstructed, independent manner and to attract qualified, committed members. The Company strongly believes that a staggered board is in the best interests of its stockholders because it provides for continuity of board-formulated policies and knowledge of the Company's complex business and long-term strategies. The Company also believes it increases the accountability of the board members to both the majority stockholders and the minority stockholders and enhances director independence. By contrast, a board that must stand for re-election in its entirety on an annual basis is susceptible to pressures to seek short-term satisfaction without regard to long-term returns and objectives.

II. Statement of Reasons for Omission

In 1998, the Securities and Exchange Commission amended Rule 14a-8, and in doing so, it set forth in (1) Rule 14a-8(i) the provisions formerly set forth in Rule 14a-8(c), (2) Rule 14a-8(c) the provisions formerly set forth in Rule 14a-8(a)(4), and (3) Rule 14a-9(b)(2) the provisions formerly set forth in Rule 14a-8(a)(1). Although the numbering changed, these new provisions of Rule 14a-8 parallel those of former Rule 14a-8 to the extent relevant to the discussion below. *See* Release No. 34-40018 (1998). Therefore, the Company believes that the Staff positions cited in this letter regarding the above described old provisions of Rule 14a-8 generally remain valid and are equally applicable to the above described new provisions of Rule 14a-8.

The Company believes that it may properly exclude the Proposal from the Proxy Materials because it relates to an election of directors in violation of Rule 14a-(8)(i)(8).

The Staff has consistently taken the position that proposals setting forth qualifications for directors which would either disqualify previously elected directors from completing their terms or create uncertainty about the number of nominees to stand for election at the following annual meeting of stockholders may be omitted as relating to an election for membership on the company's board of directors in contradiction of Rule 14a-(8)(i)(8). *See, e.g., FirstEnergy Corp.* (avail. March 17, 2003) (proposal to require annual election of all directors); *The Boeing Company* (avail. Feb. 6, 2002) (same); *North Bancshares Inc.* (avail. Jan. 39, 1998 (proposal to eliminate staggered board of directors commencing with next annual election); *Brown Group, Inc.* (avail. Nov. 22, 1977) (proposal to assemble annual meeting to abolish or eliminate staffer system).

The Company's Board is a classified board resulting in one-third of the directors standing for re-election each year. While the Proposal makes an effort to protect the terms of the current directors, it is silent as to the effect on the terms of directors elected at the 2005 Annual Meeting of Stockholders. Moreover, the classification of the Company's Board of Directors is dictated by the Company's Certificate of Incorporation which may only be amended by the affirmative vote of at least 75% of the voting power of the Company's shares. The Proposal is also silent as to the effect of such an amendment on the terms of directors elected prior to the adoption of the necessary amendment.

Consequently, the Company believes it may properly exclude the Proposal under Rule 14a-8(i)(8) as relating to the election of directors.

Alternatively, should the Staff permit the Proponent to revise the Proposal, the Company requests that the Proposal be revised so as not to affect the terms of directors elected at the 2005 Annual Meeting of Stockholders.

III. Notification and Request

In view of the foregoing, the Company hereby gives notice of its intention to omit the Proposal from its Proxy Materials for its 2005 Annual Meeting of Stockholders. The Company hereby requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials. Pursuant to Rule 14a-8(j)(1), by copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials. Pursuant to Staff Legal Bulletin 14B, we also respectfully request that the Staff fax its response to me at (314) 552-8589, which response will be promptly forwarded to the Proponent.

In the event that the Staff disagrees with the conclusion expressed herein regarding the omission of the Proposal from the Company's Proxy Materials, or should any additional information be required, the Company would appreciate an opportunity to confer with the Staff prior to the issuance of its response. Please feel free to contact R. Randall Wang at 314-259-2149 or me at 314-259-2589.

Please acknowledge your receipt of this letter and the attached exhibits by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Susan H. Easton

Susan H. Easton

Enclosures

cc: William B. Patterson
American Federation of Labor - Congress of Industrial Organizations
Joseph W. Bean
Peabody Energy Corporation

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 24, 2004

By Facsimile and UPS Next Day Air

Fredrick D. Palmer
Executive Vice President and Secretary
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101-1826

Dear Mr. Palmer:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2004 proxy statement of the Peabody Energy Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 200 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure

SHAREHOLDER PROPOSAL

RESOLVED: The stockholders of Peabody Energy Corporation (the "Company") urge the Board of Directors to take necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT

Our Company's Board of Directors is divided into three classes, with approximately one-third of all directors elected annually to three-year terms. In our opinion, this director classification system, which results in only a portion of the Board being elected annually, is not in the best interests of our Company and its stockholders. We believe shareholders should have the opportunity to vote on the performance of the entire Board each year.

We believe the election of directors is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for implementing those policies. Eliminating this classification system would require each director to stand for election annually and would give stockholders an opportunity to register their views on the performance of the board collectively and each director individually.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February 2003) looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual director elections) and firm value, though the study did not break out the impact of individual governance practices.

We believe investors increasingly favor requiring annual elections for all directors. The Council of Institutional Investors, the California Public Employees' Retirement System, and Institutional Shareholder Services have supported this reform. According to the Investor Responsibility Research Center, support for shareholder proposals to repeal classified boards in 2003 rose to an average of 63.4 percent of the votes cast, and a record 29 companies proposed to repeal their classified board structure in 2003.

We believe that electing all directors annually is one of the best methods available to stockholders to ensure that the Company will be managed in a manner that is in the best interest of stockholders. We therefore urge our fellow stockholders to support this reform.

Peabody

PEABODY ENERGY

701 Market Street
St. Louis, Missouri 63101-1826
314.342.3400

December 7, 2004

VIA FACSIMILE (202) 508-6992
AND OVERNIGHT COURIER

Brandon Rees
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Re: Shareholder proposal for 2005 annual meeting

Dear Mr. Rees:

This is in response to William B. Patterson's letter dated November 24, 2004, in which he asked that Peabody Energy Corporation (the "Company") include a shareholder proposal in the proxy materials for its next annual meeting.

Rule 14a-8(b)(1) of the proxy rules of the Securities and Exchange Commission provides that in order to be eligible to submit a proposal, you must have continuously held at least at least one percent, or $2,000 in market value, of the Company's voting securities, at the time of submitting the proposal and Rule 14a-8(b)(2)(i) specifies how you must prove your stock ownership if your shares are held in the name of another record holder. Under SEC Rule 14a-8(b)(2) and Rule 14a-8(f), the Company is entitled to, and hereby requests, documentary support regarding your eligibility to submit a shareholder proposal.

Specifically, the Company requests that you demonstrate, in the manner set forth in Rule 14a-8(b)(2), that you are the beneficial owner of at least one percent, or $2,000 in market value, of the Company's voting securities, that at the time you submitted your proposal, you had continuously held such voting securities for at least one year, and that you intend to continue to hold such securities through the date of the annual meeting of the shareholders. Such documentary support must be postmarked or electronically transmitted within 14 days of receipt of this letter.

Please direct to my attention any further communications regarding these matters.

Sincerely,

Peabody Energy Corporation

By: [signature]

Joseph Bean
Senior Counsel

cc: William B. Patterson

1987322.1

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 8, 2004

By Facsimile and Mail

Joseph Bean
Senior Counsel
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101-1826

Re: AFL-CIO Reserve Fund Shareholder Proposal

Dear Mr. Bean:

I am writing in response to your letter dated December 7, 2004. On December 6, 2004 the Amalgamated Bank, custodian for the AFL-CIO Reserve Fund, sent a letter confirming that the Fund has continuously held 200 shares of Peabody Energy Corporation common stock for at least one year preceding the proposal submission date. I have enclosed a copy of this letter for your reference. If you have further concerns regarding this proposal, please contact me at (202) 637-3900.

Sincerely,

Brandon Rees
Research Analyst
Office of Investment

Enclosure

Amalgamated Bank

America's Labor Bank

December 6, 2004

Fredrick D. Palmer
Executive Vice President and Secretary
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101-1826

Re: Peabody Energy Corporation - AFL-CIO Reserve Fund

Dear Mr. Palmer:

This letter confirms the fact that the AFL- CIO Reserve Fund held 200 shares of Peabody Energy Corporation common stock for the period 9/27/02 through the present date. The fund intends to hold the shares through the 2005 annual shareholders meeting.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

15 UNION SQUARE, NEW YORK, N.Y.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 21, 2005

By UPS Next Day Air

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request by Peabody Energy Corporation to omit shareholder proposal submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam,

I. Introduction

This letter is submitted in response to the claim of Peabody Energy Corporation ("Peabody" or the "Company"), by letter dated January 10, 2005, that it may exclude the shareholder proposal of the AFL-CIO Reserve Fund from its 2005 proxy materials. The Proposal urges the Board of Directors

> "to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected."

Peabody argues that the Proposal is excludable under Rule 14a-(8)(i)(8), which permits exclusion if "the proposal relates to an election for membership on the company's board of directors or analogous governing body." This argument fails to account for the fact that the Proposal explicitly provides that Board declassification shall not affect the terms of directors who were previously elected.

II. There Is No Merit to Peabody's Claim that the Proposal May Be Excluded Under Rule 14a-8(i)(8)

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is **entitled** to exclude a proposal." (emphasis added). We submit that Peabody has failed to meet this burden because there is no merit to its claims. Peabody relies on four no-action letters, and argues that these decisions compel the conclusion that the Proposal is excludable. However, an examination of both the prior letters and the Proposal demonstrate that those letters do not apply to the Proposal.

In responding to the proposal at issue in the *FirstEnergy Corp.* decision cited by Peabody (available March 17, 2003) which called for annual director elections, the SEC staff wrote

> "There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms...***It appears, however, that this defect could be cured if the proposal was revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting."*** (emphasis added).

While the Company acknowledges in their no-action request that "the Proposal makes an effort to protect the terms of the current directors," it inexplicably seeks to omit the proposal from its 2005 Proxy statement. Each decision further cited by Peabody, namely *The Boeing Company* (avail. Feb. 6, 2002), *North Bancshares Inc.* (avail. Jan. 29, 1998) and *Brown Group, Inc* (avail. Nov. 22, 1977), all include virtually identical language to the passage cited above. We submit that Peabody's reliance on these no-action letters is misplaced given the language within the AFL-CIO Proposal which cures any defects.

The AFL-CIO Reserve Fund is willing to amend its Proposal to further provide that it will not affect the unexpired terms of directors elected or appointed to the Board ***at or prior to the upcoming annual meeting***. (Proposed changes in italics). The last clause would be inserted at the end of the Proposal and would cure the missing language, if any, needed for the Proposal to fully comply with prior SEC decisions.

III. Conclusion

For the reasons set forth above, we submit that Peabody has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8(g). The request for a no-action letter should be denied.

If you have any questions or need additional information, please do not hesitate to call me at (202) 637-5379. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the Company.

Very truly yours,

Daniel F. Pedrotty
Financial Initiatives Counsel

cc: Joseph W. Bean, Peabody Energy Corporation
Susan H. Easton, Bryan Cave LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peabody Energy Corporation
Incoming letter dated January 10, 2005

The proposal urges the board to take the necessary steps to declassify the board of directors in a manner that does not affect the unexpired terms of directors previously elected.

We are unable to concur in your view that Peabody Energy may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Peabody Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Mark F. Vilardo
Special Counsel